SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Appointment of Executive Director, dated October 24, 2019
2.1	List of Directors and Their Roles and Functions, dated October 24, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	October 29, 2019	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director, Vice Precedent and Chief Financial Officer
4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APPOINTMENT OF EXECUTIVE DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) is pleased to announce that, as proposed by the Nomination Committee of the Company and after review and approval by the Board, Mr. Wang Yuhang (“Mr. Wang”) has been appointed as an Executive Director of the Company with effect from 24 October 2019.

Mr. Wang Yuhang, age 58, is currently a director and deputy secretary of the CPC Committee of China Mobile Communications Group Co., Ltd., the ultimate controlling shareholder of the Company, and a director of China Mobile Communication Co., Ltd.. He is also an executive director and the chairman of COSCO SHIPPING International (Hong Kong) Co., Ltd. (listed in Hong Kong). Mr. Wang had served as deputy director officer of the officer tranche of the Organisation Division, deputy general manager of Development Division, deputy general manager of Human Resources Division, general manager of Supervision Division, deputy secretary of Discipline Inspection Commission, deputy officer of Supervision Office, the chief officer of Legal Center and the general manager of Human Resources Division of China Ocean Shipping (Group) Company, the vice president of COSCO Americas Inc., the deputy general manager and general manager of COSCO Shipbuilding Industry Company, the general manager of COSCO Shipyard Group Co., Ltd., as well as the executive vice president of China Ocean Shipping (Group) Company, and the executive vice president of China COSCO SHIPPING Corporation Limited. Over the past three years, Mr. Wang had served as a non-executive director and vice chairman of China International Marine Containers (Group) Co., Ltd. (listed in Hong Kong and Shenzhen), a non-independent and non-executive director and the chairman of COSCO SHIPPING International (Singapore) Co., Ltd. (listed in Singapore), and a non-executive director of COSCO SHIPPING Holdings Co., Ltd. (listed in Hong Kong and Shanghai). Mr. Wang has over 30 years of experience in the shipping industry and has rich experience in human resources and corporate operation management. Mr. Wang graduated from Dalian Maritime College in 1983 with a major in marine engineering management and is a senior engineer.

The Company has not entered into any service contract with Mr. Wang which provides for a specified length of service. Mr. Wang will be duly subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Articles of Association of the Company. As proposed by the Board, Mr. Wang will receive an annual director’s fee of HK$180,000 as approved by the shareholders of the Company. Such fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Wang has been determined by the Board with reference to his duties, responsibilities and experience, prevailing market conditions and so forth. Mr. Wang has voluntarily waived his annual director’s fee of HK$180,000.

Save as disclosed above, Mr. Wang does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company. Mr. Wang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter relating to the appointment of Mr. Wang that needs to be brought to the attention of the shareholders of the Company.

The Board firmly believes that the appointment of Mr. Wang as an executive director of the Company will be conducive to the further reinforcement of its development based on its existing solid foundation. The Company takes this opportunity to welcome Mr. Wang as a member of the Board.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 24 October 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Wang Yuhang and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board of directors (the “Board”) of China Mobile Limited are set out below:

Executive Directors

Mr. YANG Jie

(Executive Director & Chairman) Mr. WANG Yuhang

(Executive Director) Mr. DONG Xin

(Executive Director, Vice President & Chief Financial Officer)

Independent Non-Executive Directors

Dr. Moses CHENG Mo Chi Mr. Paul CHOW Man Yiu Mr. Stephen YIU Kin Wah Dr. YANG Qiang

There are three Board committees. The compositions of the Board committees are set out below:

Audit Committee

Mr. Stephen YIU Kin Wah (Chairman) Dr. Moses CHENG Mo Chi

Mr. Paul CHOW Man Yiu

Dr. YANG Qiang

Remuneration Committee

Dr. Moses CHENG Mo Chi (Chairman) Mr. Paul CHOW Man Yiu

Mr. Stephen YIU Kin Wah

Nomination Committee

Mr. Paul CHOW Man Yiu (Chairman) Dr. Moses CHENG Mo Chi

Mr. Stephen YIU Kin Wah

Hong Kong, 24 October 2019